Mail Stop 4561

October 17, 2007

Mr. Steven R. Mumma
Chief Financial Officer
New York Mortgage Trust, Inc.
1301 Avenue of the Americas
New York, NY 10019

> **Re: New York Mortgage Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-32216**

Dear Mr. Mumma:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief